UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
UNDER
THE SECURITIES ACT OF 1934
(AMENDMENT NO. 5)*
TEPPCO Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)

8723 84-10-2
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana, Suite 1000
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
October 26, 2009
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan L. Duncan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO – limited liability company

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO – limited liability company

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO – limited liability company

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO, Inc. (formerly Enterprise Products Company) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPE Holdings, LLC 13 4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO-limited liability company

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GP Holdings L.P. 20 2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	PN

Item 1. Security and Issuer
          This Amendment No. 5 on Schedule 13D/A relates to the Limited Partner Units (the “Units”) representing limited partner interests in TEPPCO Partners, L.P., a Delaware limited partnership (the “Issuer” or “TEPPCO”), whose principal executive offices are located at 1100 Louisiana, Suite 1600, Houston, Texas 77002, and updates the Schedule 13D filed by the Reporting Persons on December 19, 2006, and amended on May 18, 2007, February 28, 2008, April 29, 2009 and June 30, 2009 (as amended, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms not defined herein have the meaning given to them in the Original Schedule 13D.
Item 2. Identity and Background.
Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:
           This Amendment No. 5 on Schedule 13D/A is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), DD Securities LLC, a Texas limited liability company (“DD Securities”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”), Duncan Family Interests, Inc., a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), EPCO, Inc., a Texas corporation (“EPCO”), EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”) and Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”). Dan Duncan, DD Securities, DD LLC, DFI Holdings, DFI GP Holdings, DFI, EPCO Holdings, EPCO, EPE GP and EPE are collectively referred to herein as the “Reporting Persons.”
           Dan Duncan’s business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE GP, the sole general partner of EPE.
           DD Securities is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan. DD Securities’ principal business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
           DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in DFI Holdings and a 4% limited partner interest in DFI GP Holdings. DD LLC also owns 100% of the membership interests of EPE GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in the Issuer, equity interests in EPE and Enterprise Products Partners L.P. and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
           DFI Holdings owns a 1% general partner interest in DFI GP Holdings. DFI GP Holdings previously owned 100% of the membership interests in Texas Eastern Products Pipeline Company, LLC (“TEPPCO GP”). DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly and indirectly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana, 10th Floor, Houston, Texas 77002.
           EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and TEPPCO GP in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including EPE and its general partner, Enterprise Products Partners L.P. and its general partner and Duncan Energy Partners L.P. and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.

           EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
           DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations, and its principal function is to directly and indirectly hold EPCO’s and EPCO Holdings’ equity interests in the Issuer, in Enterprise Products Partners L.P. and in EPE. DFI’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
          EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
           Prior to the Mergers described in Item 4 of this Schedule 13D, EPE owned 100% of the equity interests in TEPPCO GP. EPE has no independent operations, and its current principal functions are to directly hold (i) a 100% membership interest in Enterprise Products GP, LLC, a Delaware limited liability company (“EPD GP”), and 20,740,083 Common Units of Enterprise Products Partners L.P. (as of October 27, 2009) and (ii) a non-controlling membership interest in the LE GP, LLC, the general partner of Energy Transfer Equity, L.P., and approximately 39 million common units of Energy Transfer Equity, L.P. (as of October 27, 2009). EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
           Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings, DFI and EPE GP, the managers and executive officers of DD LLC and DD Securities, and the member-manager of DFI Holdings (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI GP Holdings.
          During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds of Other Consideration.
          Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:
          As discussed below in Item 4 of this Schedule 13D, the consideration by Enterprise Products Partners L.P. (“EPD”) in the MLP Merger (as defined below) consists exclusively of equity interests of EPD in exchange for the outstanding limited partner interests of TEPPCO.
          The information set forth under Item 4 and the agreements set forth on Exhibits 99.9 and 99.10 are incorporated in this Item 3 by reference.
Item 4. Purpose of the Transaction.
          Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:
          On October 26, 2009, Enterprise Sub B LLC, a Delaware limited liability company and a wholly owned subsidiary of EPD (“Merger Sub B”), merged with and into TEPPCO, with TEPPCO surviving the merger as a wholly owned subsidiary of EPD (the “MLP Merger”), pursuant to the Agreement and Plan of Merger, dated as of June 28, 2009 (the “MLP Merger Agreement”), by and among EPD, EPD GP, Merger Sub B, TEPPCO and TEPPCO GP. Prior to the GP Merger (as defined below), TEPPCO GP was a direct, wholly-owned subsidiary of EPE. Under the terms of the MLP Merger Agreement, all outstanding TEPPCO units, other than 3,645,509 TEPPCO units (the “Designated Units”) owned by an affiliate of EPCO were cancelled and converted into the right to receive EPD common units based on an exchange rate of 1.24 EPD common units per TEPPCO unit. The Designated Units were converted, based on the 1.24 exchange rate, into the right to receive 4,520,431 EPD Class B

Units (“Class B Units”). The Class B Units are not entitled to regular quarterly cash distributions of EPD for sixteen quarters following the closing of the MLP Merger. The Class B Units will convert automatically into EPD common units on the date immediately following the payment date for the sixteenth distribution following the closing of the Mergers (as defined below). No fractional EPD common units will be issued in the MLP Merger, and TEPPCO unitholders will, instead, receive cash in lieu of fractional EPD common units, if any. A copy of the MLP Merger Agreement is incorporated herein by reference as Exhibit 99.9 hereto and the description of the MLP Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 99.9, which is incorporated herein by reference.
     In connection with the MLP Merger, on October 26, 2009, Enterprise Sub A LLC, a Delaware limited liability company and wholly owned subsidiary of EPD (“Merger Sub A”), was merged with and into TEPPCO GP, with TEPPCO GP surviving the merger as a wholly owned subsidiary of EPD (the “GP Merger,” and, together with the MLP Merger, the “Mergers”) pursuant to an Agreement and Plan of Merger, dated as of June 28, 2009 (the “GP Merger Agreement”), by and among EPD, EPD GP, Merger Sub A, TEPPCO and TEPPCO GP. Under the terms of the GP Merger Agreement, EPE, the prior owner of 100% of the limited liability company interests in TEPPCO GP, received 1,331,681 EPD common units and an increase in the capital account of EPD GP to maintain EPD GP’s two percent general partner interest in EPD. EPD GP is a wholly owned subsidiary of EPE. A copy of the GP Merger Agreement is incorporated herein by reference as Exhibit 99.10 hereto and the description of the GP Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 99.10, which is incorporated herein by reference.
     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:
     At the closing of the Mergers on October 26, 2009, all of the then-outstanding Units were cancelled and converted into the right to receive applicable units representing limited partnership interests of EPD in accordance with the MLP Merger Agreement. Accordingly, the Reporting Persons owned no Units. Therefore, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Units.
     Subsequent to the closing of the Mergers, on October 27, 2009, the TEPPCO partnership agreement was amended, and all of the limited partner interests of TEPPCO and membership interests of TEPPCO GP were contributed to a wholly owned subsidiary of Enterprise Products Partners L.P., which is an affiliate controlled by Dan Duncan, DD LLC, EPE GP and EPE, which were Reporting Persons.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D is hereby amended in its entirety as follows:
99.1	Fourth Amended and Restated Agreement of Limited Partnership of TEPPCO Partners, L.P., dated as of December 8, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 8, 2006).

99.2	First Amendment to Fourth Amended and Restated Partnership Agreement of TEPPCO Partners, L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 28, 2007).

99.3	Amendment No. 2 to the Fourth Amended and Restated Agreement of Limited Partnership of TEPPCO Partners, L.P., dated as of November 6, 2008 (incorporated by reference to Exhibit 3.5 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2008).

99.4	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the

Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 99.3 to the Issuer’s Schedule 13D/A filed with the Commission on February 28, 2008).

99.5	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Duncan Family Interests, Inc. and DFI GP Holdings, L.P. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Enterprise GP Holdings L.P. with the Commission on May 10, 2007).

99.6	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.7	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.8	Joint Filing Agreement, dated February 28, 2008 (incorporated by reference to Exhibit 99.7 to the Issuer’s Schedule 13D/A filed with the Commission on February 28, 2008).

99.9	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Enterprise Products Partners L.P. with the Commission on June 29, 2009).

99.10	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise Products Partners L.P. with the Commission on June 29, 2009).

99.11	Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings, L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise Products Partners L.P. with the Commission on June 29, 2009).

99.12	Fifth Amended and Restated Agreement of Limited Partnership of TEPPCO Partners, L.P., dated as of October 27, 2009 (incorporated by reference to Exhibit 3.2 to the Issuer’s Report on Form 8-K filed with the Commission on October 28, 2009).

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2009	/s/ Dan L. Duncan
Dan L. Duncan

Dated: November 5, 2009	DD SECURITIES LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: November 5, 2009	DAN DUNCAN LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: November 5, 2009	DFI HOLDINGS, LLC
	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: November 5, 2009	DFI GP HOLDINGS, L.P.
	By:	DFI HOLDINGS, LLC, its general partner

	By:	DAN DUNCAN LLC, its sole member

By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: November 5, 2009	DUNCAN FAMILY INTERESTS, INC.
	By:	/s/ Darryl E. Smith
Darryl E. Smith
Treasurer

Dated: November 5, 2009	EPCO, INC.
	By:	/s/ W. Randall Fowler
W. Randall Fowler
President, Chief Executive Officer, and Director

Dated: November 5, 2009	EPCO HOLDINGS, INC.
	By:	/s/ W. Randall Fowler
W. Randall Fowler
President, Chief Executive Officer, and Director

Dated: November 5, 2009	EPE HOLDINGS, LLC
	By:	Dan Duncan LLC, its Sole Member

	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: November 5, 2009	ENTERPRISE GP HOLDINGS L.P.
	By:	EPE HOLDINGS, LLC

	By:	Dan Duncan, LLC, its Sole Member

	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer and Manager

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO, INC.
     Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Group Vice Chairman, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Group Vice Chairman, Chief Financial Officer, and Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC

Ralph S. Cunningham	Group Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC, Director of Enterprise Products GP, LLC and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	President, Chief Executive Officer, and Director;

President and CEO and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Co-Chairman;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC and DD Securities LLC

Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

President and CEO and Director of Enterprise Products GP, LLC

W. Randall Fowler	President and CEO and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Mary Stawikey	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Entity Services, LLC

Kari L. Johnson	Secretary;

Vice President — Client Services of CSC Entity Services, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPE HOLDINGS, LLC
     Directors and Executive Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each director and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation
Dan L. Duncan	Director and Chairman;

Manager, President and Chief Executive Officer of Dan Duncan LLC and DD Securities LLC; Director and Chairman of DEP Holdings, LLC and Enterprise Products GP, LLC; Co-Chairman of EPCO Holdings, Inc.; Director and Group Co-Chairman of EPCO Inc.

Randa Duncan Williams	Director;

Co-Chairman of EPCO Holdings, Inc.; Director and Group Co-Chairman of EPCO, Inc.

O. S. Andras	Director

Thurmon Andress	Director

Charles E. McMahen	Director

Edwin E. Smith	Director

Ralph S. Cunningham	Director, President and Chief Executive Officer;

Manager and Executive Vice President of DD Securities LLC and Dan Duncan LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC; Director and Group Vice Chairman of EPCO, Inc.

Richard H. Bachmann	Director, Executive Vice President, Chief Legal Officer and Secretary;

Manager and Executive Vice President, Chief Legal Officer and Secretary of Dan Duncan LLC and DD Securities LLC, Director and President and Chief Executive Officer of DEP Holdings, LLC; Director and Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPCO Holdings, Inc.; Director and Group Vice Chairman, Chief Legal Officer, and Secretary of EPCO, Inc.

W. Randall Fowler	Director, Executive Vice President and Chief Financial Officer;

Manager and Executive Vice President, Chief Financial Officer and Treasurer of Dan Duncan LLC and DD Securities LLC, Director and Executive Vice President and Chief Financial Officer of DEP Holdings, LLC and Enterprise Products GP, LLC; Director, President and Chief Executive Officer of EPCO Holdings, Inc. and EPCO, Inc.

William Ordemann	Executive Vice President and Chief Operating Officer;

Name	Position with EPE GP; Other Present Principal Occupation
Executive Vice President of DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPCO Holdings, Inc., and EPCO, Inc.

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of DD Securities LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC

Ralph S. Cunningham	Executive Vice President and Manager;

President, CEO and Director of EPE Holdings, LLC; Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products GP, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer and Director of EPE Holdings, LLC and Enterprise Products GP, LLC; Executive Vice President, Chief Financial Officer, Treasurer and Manager of DD Securities LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of Dan Duncan LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President, Chief Legal Officer and Manager of Dan Duncan LLC

Ralph S. Cunningham	Executive Vice President and Manager;

President, CEO and Director of EPE Holdings, LLC; Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products GP, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer and Director of EPE Holdings, LLC and Enterprise Products GP, LLC; Executive Vice President, Chief Financial Officer and Treasurer and Manager of Dan Duncan LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS LLC
DFI Holdings LLC (“DFI Holdings”) has no separate officers and is managed by its sole member, Dan Duncan LLC.